UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, March 1, 2011

Mr.
Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
By Messenger

Ref.:	Disclosure of Material Fact – Summon to Annual Shareholders Meeting

Dear Sir:

In accordance with articles 9 and 10 of Securities Market Law No. 18,045 and General Rule No. 30, under due authorization of the Board of Directors of LAN Airlines S.A. (“LAN”), Securities Registration No. 306, I hereby inform you, as a MATERIAL FACT, that at its Ordinary Meeting held today, the Board of Directors of Lan Airlines S.A. resolved to summon the Annual Shareholders’ Meeting to be held on April 29, 2011 at 11:30 am, in order to discuss the following matters:

a)	Approval of the Annual Report, Balance Sheet and Financial Statements of LAN for the fiscal year ending December 31, 2010;

b)
Approval of the distribution of a definitive dividend to be charged to the earnings of the fiscal year 2010, which shall include the interim dividends of US$0.2198 and US$0.36896 per share paid in the months of August 2010 and January 2011, respectively;

c)	Determination of the compensation for the Board of Directors for the fiscal year 2011;

d)	Determination of the compensation for the Director’s Committee and its budget for the fiscal year 2011;

e)	Appointment of an external audit company; appointment of the Rating Agencies; and reports regarding the issues contemplated in title XVI of Law 18,046 on Corporations;

f)	Information regarding the cost of processing, printing and distribution of the information referred to in Circular 1,816 of the Chilean Superintendence of Securities and Insurance;

g)	Determination of the newspaper in which the Company will make its publications; and

h)	Other matters of corporate interest that are to be reviewed by the Annual Shareholders’ Meeting.

Sincerely,

/s/
Alejandro de la Fuente G.
Chief Financial Officer
Lan Airlines S.A.

With copy to:	Bolsa de Comercio de Santiago Bolsa de Corredores de Valparaíso Bolsa Electrónica de Chile

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel